20010248

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ANNUAL AUDITED REPORT
FORM X-17A-5*
PART III

SEC FILE NUMBER
8-45675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAR HILLS GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 3rd AVENUE 30th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY S. BRADSHAW-MACK 212-840-7779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 3rd AVENUE (Address) NY (City) NY (State) 10017 (Zip Code)

Securities and Exchange Commission
Trading and Markets

FEB 25 2020

RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

MKA

OATH OR AFFIRMATION

I, GEOFFREY S. BRADSHAW-MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAR HILLS GROUP, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDITH M. BONGIOVI
Notary Public, State of New York
No. 01BO6178779
Qualified in Queens County
Commission Expires December 10, 2015 23

Signature

SENIOR MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FAR HILLS GROUP, LLC

CONTENTS

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Far Hills Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 18, 2020

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash and cash equivalents	$	1,620,377
Fees receivable		20,970,370
Property and equipment, net		74,630
Operating lease right-of-use assets		982,764
Restricted cash, security deposit		136,827
Other assets		271,136
	$	24,056,104
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$	1,507,427
Capital withdrawals payable		42,000
Deferred income		2,993
Deferred taxes payable		781,032
Current operating lease liabilities		423,864
Total current liabilities		2,757,316
Long-term operating lease liabilties		631,856
Total liabilities		3,389,172
Members' equity		20,666,932
	$	24,056,104

See accompanying notes to financial statement.

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a member of the National Futures Association ("NFA"). The Company is qualified under the International Dealer Exemption and is permitted to engage in activities in Canada.

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Term of lease	Straight-line

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contracts(s) with customers, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers include fees earned from investment managers for introducing perspective investors to the investment manager who purchase interests in the investment vehicles managed by the investment manager. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into contracts with investment managers of investment vehicles and managed accounts to introduce perspective investors to the investment vehicles that are managed by the investment manager. The Company earns fees based on a contracted percentage of the investment managers' commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from investors that were introduced by the Company. The Company believes that its performance obligation occurs when the investor purchases interests in the investment vehicle and this is fulfilled on the date the sale is completed. Any fixed amounts are recognized on the date the sale is completed and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied.

New Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a right-of-use model and requires an entity that is a lessee to recognize the right-of-use assets and liabilities arising from leases on the balance sheets. ASU No. 2016-02 also requires disclosures about the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 and subsequent updates require a modified retrospective transition, with the cumulative effect of transition, including initial recognition of lease assets and liabilities from existing operating lease as of (i) the effective date or (ii) the beginning of the earliest comparative period presented. These updates also provide a number of practical expedients for implementation which we are applying, as discussed below.

The Company adopted ASU 2016-02 as of January 1, 2019, using the modified retrospective transition method. In addition, the Comapny adopted the package of practical expedients in transition, which permits the Company to not reassess its prior conclusions pertaining to lease identification, lease classification and initial direct costs on leases that commenced prior to the Company's adoption of the new standard. The Company also elected the

2. Summary of significant accounting policies (continued)

New Accounting Guidance (continued)

ongoing practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities related to short-term leases. For leases beginning subsequent to the effective date, the Company elected to not separate lease and non-lease components. As a result of adopting Topic 842, the Company recognized operating lease right-of-use assets of approximately $1,417,000 and operating lease liabilities of approximately $1,514,000 on the effective date. Existing accrued rent was recorded as an offset to the right of use assets. There was no cumulative effect adjustment to the opening balance of retained earnings required. The standard did not have an impact on the Company's results of operations or cash flows.

Fees Receivable and Allowance for Doubtful Accounts

Fees receivable is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company considers all fees receivable at December 31, 2019 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2019.

Commissions Payable

Commissions payable, which is included with accounts payable and accrued expenses in the statement of financial condition, is an estimate based on management and performance fees earned but not received. Any differences between the actual amounts paid in a subsequent period and the amounts recorded as commission payable at the end of the prior period are recorded as an adjustment to expenses in the subsequent period. The Company expects to disburse all commissions payable when fees are received from the fund managers.

Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a partnership for federal and state income tax purposes and, accordingly, there is no provision for federal and state income taxes as the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach for financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2019, the carrying value of the Company's assets and liabilities, which qualify as financial instruments in accordance with US GAAP, such as fees receivable, approximate fair value due to their short nature. Due to their short-term nature these are categorized as level 2 investments.

3. Property and equipment

Property and equipment consist of the following at December 31, 2019:

Furniture and fixtures	$	136,412
Office equipment		78,474
Computer software		3,838
Leasehold improvements		50,766
		269,490
Less accumulated depreciation and amortization		194,860
	$	74,630

4. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2019, the Company's net capital was approximately $1,224,000, which was approximately $1,116,000 in excess of its computed minimum net capital requirement of approximately $108,000 pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. Income taxes

The deferred taxes payable as of December 31, 2019 was approximately $781,000 and represents the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The Company utilizes the cash basis method of accounting for income tax purposes and the accrual basis for financial reporting purposes. The components of deferred taxes payable consist of the taxes applicable to the fees receivable, netted against certain accounts payable and accrued expenses at December 31, 2019.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Leases and restricted cash

Leases

The Company entered into an operating lease for its office space which commenced January 2017 and expires in April 2022. The Company leased its previous office space under an operating lease which expired in February 2019. The Company entered into an agreement to sublease its previous office space which commenced on February 2017 and expired in February 2019. The Company also has operating leases for certain office equipment. We consider various factors such as market conditions and the terms of any renewal options that may exist to determine whether we will renew or replace the lease. In the event we are reasonably certain to exercise the option to extend a lease, we will include the extend terms in the related lease assets and liabilities. Our lease agreements do not contain any material residual value guarantees.

8. Leases and restricted cash

Leases (continued)

The components of lease cost are as follows:

	Statement of Income classification	Year Ended December 31, 2019
Operating lease cost	Lease expense	$ 530,064
Variable lease cost	Lease expense	25,285
Sublease income	Sublease income	(139,904)
Total net lease cost		$ 415,445

ASU 2016-02 requires that public companies use a secured incremental borrowing rate as the discount rate for the present value of lease payments when the rate implicit in the contract is not readily determinable. The weighted-average remaining lease term and weighted average discount rate for operating leases outstanding as of December 31, 2019 is as follows:

Weighted Average Remaining Lease Term	2.6 Years
Weighted Average Discount Rate	2.8 %

Future minimum lease payments as of December 31, 2019, along with a reconciliation to the discounted amount recorded on the December 31, 2019 balance sheet:

Year ending December 31,	Operating Leases
2020	$ 467,000
2021	475,000
2022	169,000
2023	15,000
2024	11,000
Total lease payments	1,137,000
Less inputed interest	81,000
Present value of lease liabilities	$ 1,056,000

Restricted Cash

Restricted cash consists of approximately $137,000 to secure an unconditional letter of credit for the Company's office space at December 31, 2019. The letter of credit expires on February 15th of each year but automatically extends for another year, without amendment, as a condition of the letter of credit. The letter of credit relating to the Company's current office lease cannot be extended beyond the final expiration date of April 30, 2022.

9. 401(k) plan

The Company has a Safe Harbor 401(k) retirement plan (the "Plan") eligible to all employees over 21 years of age and who have completed three months of service. Employees eligible to participate may defer between 1% and 99% of their annual compensation, as defined in the Plan subject to any statutory limitations. Included in accounts payable and accrued expenses is $49,000 related to the safe harbor nonelective employer contribution on behalf of eligible employees to the Plan.

10. Major customers

The Company had earned fees from four customers of approximately $22,397,000 or 85% of the total fees earned for the year ended December 31, 2019. Fees receivable from these customers were approximately $18,479,000 or 88% of the total fees receivable at December 31, 2019 of which $13,515,000 have been subsequently received.

11. Event occurring after the balance sheet date

On February 6, 2020, the Company made a distribution of $11,000,000 to Members in lieu of compensation. The Company's excess net capital prior to the distribution was approximately $13,100,000 mainly due to approximately $12,700,000 of fees receivable at December 31, 2019 being received in January 2020.